Mail Stop -4561

January 23, 2009

Dennis J. Zember, Jr.
Executive Vice President and Chief Financial Officer
Ameris Bancorp
24 Second Ave., SE
Moultrie, Georgia 31768

Re: Ameris Bancorp
    Form 10-K for December 31, 2007
    File Number 1-13901

Dear Mr. Zember, Jr.,

      We have completed our review of your Form 10-K for December 31, 2007 and have no further comments at this time.

Sincerely,

David S. Lyon
Senior Financial Analyst